Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended August 31, 2009		Three Months Ended August 31, 2008		2007	2006	2005	2004
Earnings:
Earnings (loss) before income taxes	$(48.1)		$(93.1)		$501.6	$611.0	$546.5	$500.7

Add: Fixed charges (per below)	197.1		221.6		9.3	11.7	9.2	4.2

Total earnings (loss)	$149.0		$128.5		$510.9	$622.7	$555.7	$504.9

Fixed charges:
Interest expense	$131.5		$141.9		$9.3	$11.7	$9.2	$4.2
Amortization of bond premium	0.4		0.4		—	—	—	—
Deferred financing costs	65.2		79.3		—	—	—	—

Total fixed charges	$197.1		$221.6		$9.3	$11.7	$9.2	$4.2

Ratio of earnings to fixed charges	N/A	(1)	N/A	(1)	54.9	53.2	60.4	120.2

(1)	Earnings were inadequate to cover fixed charges for the three months ended August 31, 2009 and 2008 by $48.1 million and $93.1 million, respectively.